                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                        United Oklahoma Bankshares, Inc.
                           (Name of Subject Company)

                             Ameribank Corporation
                                    (Bidder)

                    Common stock, par value $1.00 per share
                         (Title of Class of Securities)

                                  911266-10-4
                     (CUSIP Number of Class of Securities)

                               D. Wesley Schubert
                             Ameribank Corporation
                               201 North Broadway
                            Shawnee, Oklahoma  74801
                                 (405) 273-5000
         (Name, Address, and Telephone Numbers of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                With copies to:

                            N. Martin Stringer, Esq.
                       McKinney, Stringer & Webster, P.C.
                         101 North Broadway, Suite 800
                                 (405) 239-6444
Calculation of Filing Fee

            Transaction valuation*             Amount of Filing Fee
                 $739,018.00                           $147.80

* For purposes of calculating the filing fee only, this calculation assumes the purchase of 1,478,036 shares of common stock of the subject company at $0.50 net per share in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:          Not Applicable
                       ---------------------------------------------------------
Form or Registration No.:          Not Applicable
                         -------------------------------------------------------
Filing Party:          Not Applicable
             -------------------------------------------------------------------
Date Filed:          Not Applicable
           ---------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ameribank Corporation
       I.R.S. Identification No. 73-1162060

------------------------------------------------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a)  /X/
                                                                                                       (b)  / /
       See Exhibit (c)(1) for written agreement to file as a group.

------------------------------------------------------------------------------------------------------------------------------------
 3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       WC

------------------------------------------------------------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              / /

       Not Applicable

------------------------------------------------------------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Oklahoma

------------------------------------------------------------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       902,266

------------------------------------------------------------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*                                / /



------------------------------------------------------------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       35.6% (Excludes 273,148 shares of United Oklahoma Bankshares, Inc. ("United") Common Stock held by
       United as Treasury Stock)

------------------------------------------------------------------------------------------------------------------------------------
 10    TYPE OF REPORTING PERSON

       HC; CO

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       George N. Cook
       S.S. No. ###-##-####

------------------------------------------------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a)   /X/
                                                                                                       (b)   / /

       See Exhibit (c)(1) for written agreement to file as a group.

------------------------------------------------------------------------------------------------------------------------------------
 3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       AF

------------------------------------------------------------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               / /

       Not Applicable

------------------------------------------------------------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

------------------------------------------------------------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Right to acquire 147,370 shares of United Common Stock from Ameribank Corporation

------------------------------------------------------------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*                                 / /



------------------------------------------------------------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       5.8% (Excludes 273,148 shares of United Common Stock held by United as Treasury Stock)

------------------------------------------------------------------------------------------------------------------------------------
 10    TYPE OF REPORTING PERSON

       IN

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D. Wesley Schubert
       S.S. No. ###-##-####

------------------------------------------------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a)   /X/
                                                                                                       (b)   / /
       See Exhibit (c)(1) for written agreement to file as a group.

------------------------------------------------------------------------------------------------------------------------------------
 3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       AF

------------------------------------------------------------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               / /

       Not Applicable

------------------------------------------------------------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

------------------------------------------------------------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Right to acquire 147,370 shares of United Common Stock from Ameribank Corporation

------------------------------------------------------------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*                                 / /



------------------------------------------------------------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       5.8% (Excludes 273,148 shares of United Common Stock held by United as Treasury Stock)

------------------------------------------------------------------------------------------------------------------------------------
 10    TYPE OF REPORTING PERSON

       IN

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Michael Adcock
       S.S. No. ###-##-####

------------------------------------------------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) /X/
                                                                                                       (b)
       See Exhibit (c)(1) for written agreement to file as a group.

------------------------------------------------------------------------------------------------------------------------------------
 3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       AF

------------------------------------------------------------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

       Not Applicable

------------------------------------------------------------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

------------------------------------------------------------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Right to acquire 147,370 shares of United Common Stock from Ameribank

------------------------------------------------------------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       5.8% (Excludes 273,148 shares of United Common Stock held by United as Treasury Stock)

------------------------------------------------------------------------------------------------------------------------------------
 10    TYPE OF REPORTING PERSON

       IN

------------------------------------------------------------------------------------------------------------------------------------

    This Schedule 14D-1 relates to the offer by Ameribank Corporation (the "Purchaser") to purchase up to 1,478,036 of the outstanding shares of common stock, par value $1.00 per share, of United Oklahoma Bankshares, Inc., an Oklahoma corporation (the "Company"), at a purchase price of $.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which collectively constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference.

ITEM 1.      SECURITY AND SUBJECT COMPANY.

             (a) The name of the subject company is United Oklahoma Bankshares, Inc. The address of the Company's principal executive offices is 4600 S.E. 29th Street, Del City, Oklahoma 73115.

             (b) The equity securities to which this Schedule 14D-1 relates are the shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company. Based on the information available to the Purchaser, there are 2,532,237 shares of Common Stock outstanding. The Purchaser is offering to purchase up to 1,478,036 of the shares of Common Stock at a purchase price of $0.50 per share, net to the seller in cash, without interest thereon.

             (c)     Reference is hereby made to the information set forth in
    Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which information is incorporated herein by reference.

ITEM 2.      IDENTITY AND BACKGROUND.

             (a) - (d)        Reference is hereby made to the information set
    forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser") and Schedule I ("Information with Respect to Directors and Executive Officers of the Purchaser") of the Offer to Purchase, which information is incorporated herein by reference.

             (e) - (f)        During the last five years, neither the Purchaser
    nor, to the best of its knowledge, any of its executive officers or directors listed in Schedule I ("Information with Respect to Directors and Executive Officers of the Purchaser") of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

             (g)     Not applicable.

ITEM 3.      PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
             COMPANY.

             (a) - (b)        Reference is hereby made to the information set
    forth in the Introduction and Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase, which information is incorporated herein by reference.

ITEM 4.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             (a) - (c)        Reference is hereby made to the information set
    forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which information is incorporated herein by reference.

ITEM 5.      PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
             PURCHASER.

             (a) - (g)        Reference is hereby made to the information set
    forth in Section 10 ("Background of the Offer; Contacts with the Company"),
    Section 11 ("Purpose of the Offer; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase, which information is incorporated herein by reference.

ITEM 6.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

             (a) - (b)        Reference is hereby made to the information set
    forth in Section 9 ("Certain Information Concerning the Purchaser") and
    Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase, which information is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

             Reference is hereby made to the information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser") and Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase, which information is incorporated herein by reference.

ITEM 8.      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

             Reference is hereby made to the information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase, which information is incorporated herein by reference.

ITEM 9.      FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

             Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning the Purchaser") of the Offer to Purchase, which information is incorporated herein by reference.

ITEM 10.     ADDITIONAL INFORMATION.

             (a)     Reference is hereby made to the information set forth in
    Section 10 ("Background of the Offer; Contacts with the Company") and
    Section 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase, which information is incorporated herein by reference.

             (b) - (c)        Reference is hereby made to the information set
    forth in the Introduction and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which information is incorporated herein by reference.

             (d)     Reference is hereby made to the information set forth in
    Section 7 ("Possible Effects of the Offer on the Market for the Shares; Margin Regulations") of the Offer to Purchase, which information is incorporated herein by reference.

             (e)     Not Applicable.

             (f) Reference is hereby made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which information is incorporated herein by reference.

ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS.

             (a)(1)  -- Offer to Purchase, dated November 3, 1995.

             (a)(2)  -- Form of Letter of Transmittal.

             (a)(3)  -- Notice of Guaranteed Delivery.

             (a)(4) -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

             (a)(5) -- Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

             (a)(6) -- Guidelines of the Internal Revenue Service for Substitution of Taxpayer Identification Number on Substitute Form W-9.

             (a)(7)  -- Summary Advertisement, dated November 3, 1995.

             (b)     -- Not Applicable.

             (c)(1) -- Stock Purchase Agreement, dated November 3, 1995 between (1) Ameribank Corporation and (2) George N. Cook, D. Wesley Schubert and J. Michael Adcock.

             (c)(2) -- Stock Purchase Agreement, dated September 29, 1995 between Ameribank Corporation and First Altus Bancorp, Inc., of Altus, Oklahoma.

             (c)(3) -- Stock Purchase Agreement, dated October 2, 1995 between Ameribank Corporation and Paul Goacher.

             (c)(4) -- Stock Purchase Agreement, dated October 18, 1995 between Ameribank Corporation and Southwest Title and Trust Company of Oklahoma City, Oklahoma.

             (d)     -- Not Applicable.

             (e)     -- Not Applicable.

             (f)     -- Not Applicable.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                               AMERIBANK CORPORATION
(Date) November 3, 1995
                                               By:   /s/ D. Wesley Schubert
                                                  ------------------------------
                                                   Name:   D. WESLEY SCHUBERT
                                                   Title:  Vice President

                                 EXHIBIT INDEX

EXHIBIT              DESCRIPTION                                            SEQUENTIAL PAGE NO.
-------              -----------                                            -------------------
99.(a)(1)               Offer to Purchase, dated November 3, 1995.                  6

99.(a)(2)               Form of Letter of Transmittal.                              35


99.(a)(3)               Notice of Guaranteed Delivery.                              48

99.(a)(4)               Form of Letter to Brokers, Dealers, Commercial Banks,       50
                        Trust Companies and Other Nominees.

99.(a)(5)               Form of Letter to Clients for Use by Brokers, Dealers,      53
                        Commercial Banks, Trust Companies and Other Nominees.

99.(a)(6)               Guidelines of the Internal Revenue Service for              57
                        Substitution of Taxpayer Identification Number
                        on Substitute Form W-9.

99.(a)(7)               Summary Advertisement, dated November 3, 1995.              62

99.(b)                  Not Applicable.

99.(c)(1)               Stock Purchase Agreement, dated November 3, 1995            65
                        between (1) Ameribank Corporation and (2) George N.
                        Cook, D. Wesley Schubert and J. Michael Adcock.

99.(c)(2)               Stock Purchase Agreement, dated September 29, 1995          80
                        between Ameribank Corporation and First Altus
                        Bancorp, Inc., of Altus, Oklahoma.

99.(c)(3)               Stock Purchase Agreement, dated October 2, 1995             82
                        between Ameribank Corporation and Paul Goacher.

99.(c)(4)               Stock Purchase Agreement, dated October 18, 1995            84
                        between Ameribank Corporation and Southwest Title
                        and Trust Company of Oklahoma City, Oklahoma.

99.(d)                  Not Applicable.

99.(e)                  Not Applicable.

99.(f)                  Not Applicable.
